Contact

www.linkedin.com/in/phway-su-aye-5bb2795a (LinkedIn)

Top Skills

Public Speaking
Research
Data Analysis

Languages

English (Native or Bilingual)
Burmese (Native or Bilingual)
Chinese (Limited Working)
Japanese (Elementary)

Honors-Awards

Department of Art and Archaeology Senior Thesis Prize
Magna Cum Laude (High Honors)

Phway Su Aye

CEO & Creative Director at Gabar
London

Experience

Gabar

CEO & Creative Director
August 2020 - Present (1 year 11 months)
International

Gabar is a mind & body fragrance and beauty brand that is nurturing the next vanguard of global creators.

www.gabarmyanmar.com | @gabar

Stealth

Interim Chief of Staff
May 2022 - Present (2 months)

Bace Health

3 years 2 months

Investor & Advisor
April 2020 - Present (2 years 3 months)

Co-Founder
May 2019 - April 2020 (1 year)
Brooklyn, New York

Bace is a consumer health brand creating clean hemp products with minimal ingredients, for mental and physical wellbeing.

www.bacehealth.com

Tessian

10 months

Commercial Growth Manager
May 2019 - June 2019 (2 months)
Greater New York City Area

Commercial Executive
September 2018 - May 2019 (9 months)
Greater New York City Area

1 of 3 founding team members of New York office.

Sotheby's

1 year 11 months

Associate - Art Agency, Partners

August 2017 - July 2018 (1 year)

Greater New York City Area

Founding team member of Artists, Estates, and Foundations advisory division.

CEO Office

September 2016 - August 2017 (1 year)

Greater New York City Area

Assistant to President & CEO

J.P. Morgan

Investment Banking Analyst

June 2015 - May 2016 (1 year)

Greater New York City Area

J.P. Morgan

Investment Banking Summer Analyst

June 2014 - August 2014 (3 months)

Greater New York City Area

Thura Swiss

Research Analyst Intern

June 2013 - August 2013 (3 months)

Yangon, Myanmar

Thura Swiss is a Yangon-based market research & consulting firm that equips local and foreign companies with sophisticated information around Myanmar market entry and expansion.

VISTO Images

Art Consultant

June 2013 - August 2013 (3 months)

International

VISTO Images is a Paris-based art consultancy that curates collections for the hospitality industry, commercial properties, and private residences.

Kering

Public Relations Intern

December 2012 - January 2013 (2 months)
New York, New York

Public relations for Stella McCartney.

Education

Princeton University

Bachelor of Arts (B.A.), Art History, Finance · (2011 - 2015)

Massachusetts Institute of Technology - Sloan School of Management

Certificate, MIT Sloan & CSAIL - Artificial Intelligence: Implications for Business Strategy · (2018 - 2018)

Beijing Normal University

Certificate, Intermediate Intensive Mandarin Chinese · (2012 - 2012)

Palmerston North Girls' High School

High School Diploma · (2006 - 2010)

Kiettisack International School

High School Diploma · (2005 - 2006)